Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	Years Ended December 31,
	2014	2013*	2012**	2011**	2010**
For the Group (IFRS)	10.91	19.57	24.35	27.55	29.90

*               Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

**          Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2014, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2014
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,778
Current financial debt	6,164
Current portion of financial instruments for interest rate swaps liabilities	133
Other current financial instruments — liabilities	47
Financial liabilities directly associated with the assets classified as held for sale	34

Total current financial debt	11,156

Non-current financial debt	45,481
Non-controlling interests	3,201
Shareholders’ equity
Common shares	7,518
Paid-in surplus and retained earnings	94,646
Currency translation adjustment	(7,480)
Treasury shares	(4,354)

Total shareholders’ equity — Group share	90,330

Total capitalization and non-current indebtedness	139,012

As of December 31, 2014, TOTAL had an authorized share capital of 3,416,388,282 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,385,267,525 ordinary shares (including 109,361,413 treasury shares from shareholders’ equity).

As of December 31, 2014, approximately $798 million of TOTAL’s non-current financial debt was secured and approximately €44,683 million was unsecured, and all of TOTAL’s current financial debt of $6,164 million was unsecured. As of December 31, 2014, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2014.

On February 11, 2015, the Board of Directors of TOTAL S.A. decided to propose at the May 29, 2015 Annual Shareholders’ Meeting a final dividend of €0.61 per share for the fourth quarter 2014, representing approximately €1.47 billion (approximately $1.67 billion using the €/$ exchange rate on February 6, 2015 of €1 = $1.1330 as released by the Board of Governors of the Federal Reserve System on February 9, 2015), to be paid on July 1, 2015.(1) For additional information concerning this interim dividend, including an alternative to receive new shares of TOTAL S.A. discounted by 10% in lieu of cash, see Exhibit 99.2 to this Form 6-K.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2014.

(1)  The ex-dividend date for the remainder of the 2014 dividend would be June 8, 2015; for the ADR (NYSE: TOT), the ex-dividend date would be June 3, 2015.